Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Hemisphere Media Group, Inc.

(Name of Issuer)

Class A Common Stock Par Value $0.001 Per Share

(Class of Securities)

42365Q103

(CUSIP Number)

Grupo MVS, S.A. de C.V.
Blvd. Manuel Ávila Camacho, 147
Chapultepec Morales Ciudad de México, D.F. 11510

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

CUSIP Number of Class A Common Stock: 42365Q103

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(1)           Names of Reporting Persons:

Cinema Aeropuerto, S.A. de C.V.

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(2)           Check the appropriate box if a member of a group:

(a)  ☒

(b)  ☐

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(3)           SEC Use Only

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(4)           Source of Funds:

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(5)           Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

☐

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(6)           Citizenship or place of organization:

Mexico

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Number of shares beneficially owned by each person with:

(7)	Sole voting power	0

(8)	Shared voting power	3,208,045(1)

(9)	Sole dispositive power	0

(10)	Shared dispositive power	3,208,045(1)

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(11)           Aggregate amount beneficially owned by each reporting person.

3,208,045(1)

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(12)           Check if the aggregate amount in row (11) excludes certain shares

☐

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(13)           Percent of class represented by amount in Row (11)

17.6% (See Item 5 for calculation of outstanding shares.)

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(14)           Type of reporting person:

CO

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(1)	Includes 2,996,999 shares of Issuer's Class B common stock, convertible at any time at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Issuer's Class A Common Stock and 211,046 shares of Issuer's Class A Common Stock issuable upon the exercise of warrants.

CUSIP Number of Class A Common Stock: 42365Q103

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(1)           Names of Reporting Persons:

Grupo Frecuencia Modulada Televisión, S.A. de C.V.

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(2)           Check the appropriate box if a member of a group:

(a)  ☒

(b)  ☐

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(3)           SEC Use Only

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(4)           Source of Funds:

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(5)           Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

☐

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(6)           Citizenship or place of organization:

Mexico

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Number of shares beneficially owned by each person with:

(7)	Sole voting power	0

(8)	Shared voting power	3,208,045(1)

(9)	Sole dispositive power	0

(10)	Shared dispositive power	3,208,045(1)

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(11)           Aggregate amount beneficially owned by each reporting person.

3,208,045(1)

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(12)           Check if the aggregate amount in row (11) excludes certain shares

☐

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(13)           Percent of class represented by amount in Row (11)

17.6% (See Item 5 for calculation of outstanding shares.)

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(14)           Type of reporting person:

CO

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CUSIP Number of Class A Common Stock: 42365Q103

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(1)           Names of Reporting Persons:

Grupo MVS, S.A. de C.V.

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(2)           Check the appropriate box if a member of a group:

(a)  ☒

(b)  ☐

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(3)           SEC Use Only

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(4)           Source of Funds:

------------------------------------------------------------------------------------------------------

(5)           Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

☐

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(6)           Citizenship or place of organization:

Mexico

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Number of shares beneficially owned by each person with:

(7)	Sole voting power	0

(8)	Shared voting power	3,208,045(1)

(9)	Sole dispositive power	0

(10)	Shared dispositive power	3,208,045(1)

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(11)           Aggregate amount beneficially owned by each reporting person.

3,208,045(1)

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(12)           Check if the aggregate amount in row (11) excludes certain shares

☐

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(13)           Percent of class represented by amount in Row (11)

17.6% (See Item 5 for calculation of outstanding shares.)

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(14)           Type of reporting person:

CO

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The statement (the "Statement") on Schedule 13D filed by (i) Cinema Aeropuerto, S.A. de C.V., a Mexican Sociedad Anonima de Capital Variable (variable capital corporation) (“Cinema Aeropuerto”), (ii) Grupo Frecuencia Modulada Televisión, S.A. de C.V., a Mexican Sociedad Anonima de Capital Variable (variable capital corporation) (“Frecuencia Modulada”) and (ii) Grupo MVS, S.A. de C.V., a Mexican Sociedad Anonima de Capital Variable (variable capital corporation) (“Grupo MVS”) (collectively, the “Reporting Persons”) on April 15, 2013 is hereby amended with respect to the items set forth below in this Amendment No. 1. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 4.                                Purpose of Transaction

Item 4 of the Statement is hereby amended by the addition of the following information.

On December 15, 2014, Cinema Aeropuerto converted 2,972,582 shares of Class B Common Stock into an equal number of shares of Class A Common Stock and entered into a Substitution and Payment Agreement (the “Substitution and Payment Agreement”) described in Item 6 (which description is incorporated by reference herein) with Hicks, Muse, Tate & Furst Equity Fund III, L.P. and HM3 Coinvestors, L.P. (collectively, “Hicks Muse”). Pursuant to the Substitution and Payment Agreement, the shares of Class A Stock were transferred to Hicks Muse in connection with a reduction in the capital stock of Cinema Aeropuerto held by Hicks Muse.

Item 5.                                Interest in Securities of the Issuer

(a)	Following conversion of the Class B Common Stock into Class A Common Stock and the transfer of 2,972,582 shares of Class A Common Stock to Hicks Muse pursuant to the Substitution and Payment agreement described in Items 4 and 6,

(i)    Cinema Aeropuerto beneficially owns 3,208,045 shares of Class A Common Stock representing 17.6% of all of the outstanding shares of Class A Common Stock, including (A) 211,046 shares of Class A Common Stock of the Issuer issuable upon exercise of certain warrants of the Issuer which are exercisable at $12.00 per share and (B) 2,996,999 shares of Class A Common Stock of the Issuer, which are issuable upon conversion of the Class B Common Stock of the Issuer on a one-for-one basis.

(ii)    Frecuencia Modulada, as the owner of a controlling interest in Cinema Aeropuerto, may be deemed to beneficially own the shares of Class A Common Stock held by Cinema Aeropuerto.

(iii)   Grupo MVS, as the beneficial owner of a controlling interest in each of Cinema Aeropuerto and Frecuencia Modulada, may be deemed to beneficially own the shares of Class A Common Stock held by each of Cinema Aeropuerto and Frecuencia Modulada.

The above percentages are based on (i) the 12,125,889 shares of Class A Common Stock reported as outstanding on the Issuer’s Form 10-Q filed on November 12, 2014, (ii) the conversion of 2,972,582 shares of Class B Common Stock into an equal number of Class A Common Stock and the subsequent transfer to Hicks Muse of such shares of Class A Common Stock, (iii) 2,996,999 shares of Class B Common Stock held by Cinema Aeropuerto, and (iv) 211,046 shares of Class A Common Stock issuable upon exercise of warrants.

(b)	The Reporting Persons have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,208,045 shares of Common Stock owned by Cinema Aeropuerto.

(c)	The information set forth in Item 4 above is hereby incorporated by reference into this Item 5(c), as applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 9, 2014, Cinema Aeropuerto effected a reduction in its capital stock pursuant to which it executed and delivered to Hicks Muse a promissory note with a face value of €30,944,625.41 as consideration for the capital shares of Cinema Aeropuerto that Hicks Muse owned. Subsequently, on December 15, 2014, Cinema Aeropuerto entered into the Substitution and Payment Agreement. Pursuant to the Substitution and Payment Agreement, Hicks Muse agreed to accept the transfer to it of 2,972,582 shares of Class A Common Stock of the Issuer owned by Cinema Aeropuerto in satisfaction of the note.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1 – Substitution and Payment Agreement

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 16, 2014.

Cinema Aeropuerto, S.A. de C.V.

By: /s/ Joaquin Vargas Guajardo
Name: Joaquin Vargas Guajardo
Title: Attorney-in-fact

Grupo Frecuencia Modulada Televisión, S.A. de C.V.

By: /s/ Joaquin Vargas Guajardo
Name: Joaquin Vargas Guajardo
Title: Attorney-in-fact

Grupo MVS, S.A. de C.V.

By: /s/ Joaquin Vargas Guajardo
Name: Joaquin Vargas Guajardo
Title: Attorney-in-fact

Exhibit Index

Exhibit Number	Description
Exhibit 99.1	Substitution and Payment Agreement